UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                                  FIRECOM, INC.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                      Class A Common Stock, $.01 Par Value
                         (Title of Class of Securities)


                           318157 10 4 - Common Stock
                       318157 20 3 - Class A Common Stock
                                 (CUSIP NUMBERS)


                               Orhan I. Sadik-Khan
                                 41 Binney Lane
                             Old Greenwich, CT 06870
                                 (212) 713-3246
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 15, 2001
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D

------------------------------ ----------------------- -------------------------
CUSIP NO. 318157 10 4                                   PAGE 2  OF  5 PAGES
          -----------                                        -      -
          318157 20 3
          -----------
------------------------------ ----------------------- -------------------------

-------- -----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Orhan I. Sadik-Khan
-------- -----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]
                                                                        (b) [ ]
-------- -----------------------------------------------------------------------
   3      SEC USE ONLY

-------- -----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

               PF
-------- -----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                [ ]
-------- -----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
-------- -----------------------------------------------------------------------
                         7    SOLE VOTING POWER
      NUMBER OF
       SHARES                      -0-
    BENEFICIALLY
      OWNED BY
        EACH
      REPORTING
     PERSON WITH
---------------------------- ---------------------------------------------------
                         8    SHARED VOTING POWER

                              404,834 shares of Common Stock and 404,834 shares
                              of Class A Common Stock
---------------------------- ---------------------------------------------------
                         9    SOLE DISPOSITIVE POWER

                              - 0 -
---------------------------- ---------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              404,834 shares of Common Stock and 404,834 shares of Class A Common Stock
-------- -----------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               404,834 shares of Common Stock and 404,834 shares of Class A Common Stock
-------- -----------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
-------- -----------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               8.12 %
-------- -----------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

               IN
-------- -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Pursuant to Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Amendment No. 2 amends the Schedule 13D of Orhan I. Sadik-Khan, dated January 10, 1985, as amended by Amendment No. 1 to the Schedule 13D of Orhan I. Sadik-Khan, dated June 5, 1991 ("Amendment No.1") with respect to the common stock, par value $.01 per share (the "Common Stock"), of Firecom, Inc., a New York corporation (the "Company").

ITEM 1.   SECURITY AND ISSUER
          -------------------

     The class of equity securities to which this statement relates are the shares of Common Stock of the Company. This statement also relates to the shares of Class A common stock, par value $.01 per share (the "Class A Common Stock"),
                                                        --------------------
of the Company. Pursuant to the Company's Certificate of Incorporation, each holder of Common Stock is entitled to one (1) vote for each share of Common Stock and each holder of the Company's Class A common stock is entitled to thirty (30) votes for each share of Class A Common Stock. The Class A Common Stock is freely convertible into Common Stock at any time. Prior to such conversion, the Class A Common Stock may only be transferred to certain transferees.

ITEM 2.   IDENTITY AND BACKGROUND
          -----------------------

     (a)  Name:  Orhan I. Sadik-Khan
          ----

     (b)  Business Address:   41 Binney Lane
          ----------------    Old Greenwich, CT 06870

     (c)  Present Principal Occupation: Chairman of ADI Corporation, located at
          ----------------------------
          the above address.

     (d)  Criminal Proceedings: Mr. Sadik-Khan has not, during the last five
          --------------------
          years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)  Civil Proceedings: Mr. Sadik-Khan, during the last five years, was not
          -----------------
          a party to any civil proceeding of a judicial or administrative body of competent jurisdiction a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship: Mr. Sadik-Khan is a citizen of the United States of
          -----------
          America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS
          --------------------------

          See Item 4.

ITEM 4.   PURPOSE OF THE TRANSACTION
          --------------------------

          On January 15, 2001, Mr. Sadik-Khan received 353,334 shares of Common Stock and 353,334 shares of Class A Common Stock from his brother, Dr. Ildar Ildris, in satisfaction of a commission to be paid to Mr. Sadik-Khan for acting on Dr. Ildris' behalf in connection with the sale of the Selecta Publishing business.

          On January 24, 2001, the Company received an offer from ALRM Acquisition Inc., a New York corporation (the "Purchaser") to be formed by Paul
                                               ---------
Mendez, Carol Mendez, Naomi Pollack, Nathan Barotz, Celia Barotz, Orhan Sadik-Khan, Karim Sadik-Khan, Janette Sadik-Khan, Jan Sadik-Khan, and the Sadik-Khan Family Trust proposing an acquisition of the Company by merger of the Purchaser into the Company (the "Merger").
                                 ------

          Filings required to be made by Mr. Sadik-Khan under Section 13(d)(1) of the Exchange Act of 1934, as amended, in connection with the Merger will be made in a group filing filed under the name of Paul Mendez on Schedule 13D pursuant to Rule 13d-1(k)(2).

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER
          ------------------------------------

          a.   Amount beneficially owned: 404,834 shares of the Common Stock and
                                          --------------------------------------
               404,834 shares of the Class A Common Stock.
               -------------------------------------------

          b.   Percent of Class:   8.12%
                                   -----

          c.   Number of shares as to which such person has:

               i.   Sole power to vote or direct the vote: -0-.
                                                           ---

               ii.  Shared power to vote or direct the vote 404,834 shares of
                                                            -----------------
                    the Common Stock and 404,834 shares of the Class A Common
                    ---------------------------------------------------------
                    Stock.
                    -----

               iii. Sole power to dispose or direct the disposition of  -0-.
                                                                        ---

               iv.  Shared power to dispose or direct the disposition of 404,834
                                                                         -------
                    shares of the Common Stock and 404,834 shares of the Class A
                    ------------------------------------------------------------
                    Common Stock.
                    ------------

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          ---------------------------------------------------------------------
          TO SECURITIES OF THE COMPANY
          ----------------------------

          See Item 4.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS
          --------------------------------

          None.

                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it, or him, as the case may be, is true, complete and correct.

Dated:  January 29, 2001


                                             /s/ Orhan Sadik-Khan
                                        ---------------------------------------
                                                 Orhan Sadik-Khan